Temecula Football Club LLC

FINANCIAL STATEMENTS

For the fiscal year ended December 31, 2021 and 2020

(Unaudited)

11:58 AM
02/16/23
Accrual Basis

Temecula Football Club
Balance Sheet
As of December 31, 2021

	Dec 31, 21	Dec 31, 20
ASSETS		
Current Assets		
Checking/Savings		
1000 · Checking	1,608.36	5,515.27
Total Checking/Savings	1,608.36	5,515.27
Other Current Assets		
1150 · Inventory	21,002.23	15,272.37
Total Other Current Assets	21,002.23	15,272.37
Total Current Assets	22,610.59	20,787.64
TOTAL ASSETS	**22,610.59**	**20,787.64**
LIABILITIES & EQUITY		
Equity		
30001 · Stock	10,000.00	10,000.00
32000 · Retained Earnings	11,002.23	5,272.37
Net Income	1,608.36	5,515.27
Total Equity	22,610.59	20,787.64
TOTAL LIABILITIES & EQUITY	**22,610.59**	**20,787.64**

Temecula Football Club
Statement of Cash Flows
January through December 2020

	Jan - Dec 20
OPERATING ACTIVITIES	
Net Income	5,515.27
Adjustments to reconcile Net Income	
to net cash provided by operations:	
1150 · Inventory	-15,272.37
Net cash provided by Operating Activities	-9,757.10
FINANCING ACTIVITIES	
32000 · Retained Earnings	10,456.37
Net cash provided by Financing Activities	10,456.37
Net cash increase for period	699.27
Cash at beginning of period	4,816.00
Cash at end of period	5,515.27

Temecula Football Club
Statement of Cash Flows
January through December 2021

	Jan - Dec 21
OPERATING ACTIVITIES	
Net Income	1,608.36
Adjustments to reconcile Net Income	
to net cash provided by operations:	
1150 · Inventory	-5,729.86
Net cash provided by Operating Activities	-4,121.50
FINANCING ACTIVITIES	
32000 · Retained Earnings	214.59
Net cash provided by Financing Activities	214.59
Net cash increase for period	-3,906.91
Cash at beginning of period	5,515.27
Cash at end of period	1,608.36

Temecula Football Club
Profit & Loss
January through December 2021

	Jan - Dec 21	Jan - Dec 20
Ordinary Income/Expense		
Income		
47900 · E-Commerce Revenue	83,000.86	49,234.49
Total Income	83,000.86	49,234.49
Cost of Goods Sold		
5000 · Cost of Goods Sold	3,465.10	3,375.00
Total COGS	3,465.10	3,375.00
Gross Profit	79,535.76	45,859.49
Expense		
60400 · Bank Service Charges	120.00	55.00
63401 · Intuit Fees	300.00	300.00
63405 · Advertising - Marketing	1,350.00	700.00
64300 · Meals and Entertainment	3,576.00	1,160.00
64900 · Office Supplies	257.15	0.00
66000 · Payroll Expenses	43,849.25	24,688.22
67100 · Rent Expense	27,135.00	12,200.00
68400 · Travel Expense	1,340.00	1,241.00
Total Expense	77,927.40	40,344.22
Net Ordinary Income	1,608.36	5,515.27
Net Income	1,608.36	5,515.27

TEMECULA FOOTBALL

STATEMENT OF OWNER'S EQUITY

DATE ENDING 12/31/2020

BEGINNING BALANCE AT 2019	15,272.37
INVESTMENT DURING THE PERIOD	0.00
NET INCOME FOR PERIOD	5,515.27
SUBTOTAL	20,787.64
WITHDRAWLS DURING THE PERIOD	0.00
NET LOSSES FOR PERIOD	0.00
TEMECULA FOOTBALL, DECEMBER 31, 2020	$ 20,787.64

DATE ENDING 12/31/2021

BEGINNING BALANCE AT 2020	20,787.64
INVESTMENT DURING THE PERIOD	0.00
NET INCOME FOR PERIOD	1,608.36
SUBTOTAL	22,396.00
WITHDRAWLS DURING THE PERIOD	0.00
NET LOSSES FOR PERIOD	0.00
TEMECULA FOOTBALL, DECEMBER 31, 2021	$ 22,396.00

Temecula Football Club LLC
NOTES TO THE FINANCIAL STATEMENTS
Fiscal Years Ended December 31, 2020 and 2021

1. ORGANIZATION AND PURPOSE

Temecula Football Club LLC (the "Company"), is a corporation organized under the laws of the State of California. The Company operates a soccer club for youth and adults and derives revenue from advertising, ticket sales, membership fees and merchandise.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Fiscal Year

The Company operates on a 52-week fiscal year ending on December 31.

c) Cash Equivalents

Cash and cash equivalents held in domestic financial institutions. For the fiscal years ended December 31, 2020 and December 31, 2021, the Company's cash positions include its operating bank account.

3. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.